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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2019** (MM/DD/YY) AND ENDING **December 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAS CORP.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100

Leawood	KS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier — 913-239-2300 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter, Certified Public Accountants
(Name - if individual, state last, first, middle name)

1901 West 47th Place, #204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAS CORP.

By [signature]
John A. Meier
Title: Executive Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 27 day of February, 2020.

My Commission Expires:

[signature]
Jo Ellen Byron
Notary Public

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2021
STATE OF KANSAS

This report ** contains (check all applicable boxes):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computations of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
X	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners
of FAS Corp.
Leawood, Kansas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FAS Corp. as of December 31, 2019 and 2018, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on FAS Corp.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FAS Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of FAS Corp.'s financial statements. The supplemental information is the

responsibility of FAS Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commissions is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Haviland Ketter PC PA

CERTIFIED PUBLIC ACCOUNTANTS

We have served as FAS Corp's auditor since 2011.

Westwood, Kansas

February 26, 2020

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Cash	$ 380,001	$ 446,654
Commissions receivable	1,778,837	1,760,031
Prepaid expenses	19,545	1,636
TOTAL ASSETS	$ 2,178,383	$ 2,208,322
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	1,743,239	1,691,320
	1,743,239	1,691,320
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Additional Paid in Capital	6,967	6,967
Retained earnings	418,177	500,035
TOTAL STOCKHOLDERS' EQUITY	435,144	517,002
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,178,383	$ 2,208,322

The accompanying notes are an integral part of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2019 two payors were the source of 63.54% of commissions revenue earned by the Company and 68.73% of the commission receivables due to the Company at December 31, 2019. Three independent representative groups received 98.89% of commissions expense paid by the Company for the year ending December 31, 2019.

Subsequent Events

Subsequent events have been evaluated through February 26, 2020, which is the date the accompanying financial statements were available to be issued.

The company purchased and placed in Treasury stock 195 company shares from a recently deceased shareholders estate, the amount of the transaction was $85,521.17. The transaction date was January 6, 2020. Additionally, the company purchased 100 company shares from a retiring shareholder. The amount of the transaction was $39,379.00 and was dated January 16, 2020. As of January 31, 2020, the amount of authorized company shares remains at 10,000 shares and the number of outstanding shares at 9705. The company shares were purchased using cash from operations, no debt was incurred. As of January 31, 2020 the unaudited excess net capital was $211,906.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commissions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under its S election, individual stockholders report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2019, 2018, and 2017 remain open as of February 26, 2020, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 and 2018, the Company reported excess net capital of $216,408 and $298,290, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2019 the amount of the reimbursement was $190,675. The Company pays rent to M3 Development Company (a related party) rent expense for years 2019 and 2018 was $56,400 and $56,400, respectively.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc. Financial Advisory Service, Inc is a related party in which ownership of each entity is common in owners, however, the individual ownership makeup may from time to time vary slightly from company to company. The Company pays to Financial Advisory Service, Inc. a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2019 and 2018, the Company incurred management fees of $348,719 and $381,353, respectively. At December 31, 2019 and 2018, the company owed management fees payable of $63,692 and $58,497, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2019, and as of December 31, 2019, and for the period through and including February 26, 2020, the Company was not aware of any such material chargeback claims outstanding.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE E - REVENUE RECOGNITION

Revenue from customers includes 1. Commission income from variable life and variable annuities, 2. mutual fund trail commission and 3. Miscellaneous income from E&O and supervision. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgement is required to determine wheather performance obligations are satisfied at a point in time; how to allocate transactions where mutliple performance obligations are identified; or when to recoginze revenue based on the appropriate measure of the Company's progress under the contract, and wheather contraints on variable consideration should be applied due to uncertain future events.

	FY 2019		FY 2018	
Revenue				
Commission Income Annuity and Life	$ 14,883,122	99.82%	$ 13,319,007	99.97%
Mutual Fund Income Trail	2,971	0.02%	4,256	0.03%
E&O and Compliance Income	24,456	0.16%	-	0.00%
	$ 14,910,549	100.00%	$ 13,323,263	100.00%

Commission revenue from variable life and variable annuity sales are recognized on the date of the transaction or in the case of a trail commission, the date in which asset based commissions are calculated by the issuer. A corresponding payables to registered representatives are recognized in the same manner, on the date of the transaction. Any new contributions to existing contracts are treated in the same manner as an asset based trail commission. For the year 2019, this source of revenue accounted for 99.82% of the revenue for the company.

Commission revenue from mutual fund sales and trail commission are recorded in the period in which the issuer calculates the asset based trail commission.

Revenue from E&O insurance and various compliance income souces are amounts paid by outside registered representatives of the company to offset the overall cost of E&O insurance and costs of compliance. The company does not consider this a primary source of revenue and is deemed immaterial to the overall revenue of the company.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
FAS Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FAS Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FAS Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:k(1) (the "exemption provisions") and (2) FAS Corp. stated that FAS Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. FAS Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FAS Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Haviland Ketter PC PA
CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 26, 2020

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Shareholders
of FAS Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FAS Corp. and the SIPC, solely to assist you and SIPC in evaluating FAS Corp.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). FAS Corp.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by FAS Corp. for the year ended December 31, 2019 to the total revenues in FAS Corp.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;
2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by FAS Corp. for the year ended December 31, 2019 to supporting schedules and work papers, noting no differences;
3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by FAS Corp. for the year ended December 31, 2019 and in the related schedules and work papers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on FAS Corp.'s compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of FAS Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Miller Haviland Ketter P.C. PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas

February 26, 2020

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com